UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Perimeter Solutions, SA
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

L7579L106
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	L7579L106

1	NAME OF REPORTING PERSONS Tiger Eye Capital LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 80-0365323
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 10,589,302 Ordinary Shares 131,624 Ordinary Shares issuable upon exercise of Warrants(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,589,302 Ordinary Shares 131,624 Ordinary Shares issuable upon exercise of Warrants(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,589,302 Ordinary Shares 131,624 Ordinary Shares issuable upon exercise of Warrants(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (1)(2)(3)
12	TYPE OF REPORTING PERSON IA

(1)	As more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full conversion and exercise of such Warrants.

(2)	Based on 157,137,635 Ordinary Shares outstanding as of December 10, 2021, as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on December 14, 2021.

(3)	As of December 31, 2021, Tiger Eye Master Fund Ltd, Tiger Eye Opportunity Fund I LLC, and Tiger Eye Opportunity Fund II LLC (collectively the “Funds”) and Gambill Capital Management LLC owned an aggregate of 10,589,302 Ordinary Shares of the Issuer and Warrants, that upon exercise represent 131,624 Ordinary Shares, for a total of 10,720,926 Ordinary Shares. Benjamin S. Gambill is the Managing Member of Tiger Eye Capital LLC, and Tiger Eye Capital LLC is the investment manager of the Funds and Gambill Capital Management LLC, in which such shares referred to above are held. As a result, Tiger Eye Capital LLC and Benjamin S. Gambill possess the power to vote and dispose or direct the disposition of all the shares owned by the Funds and Gambill Capital Management LLC. Thus, Tiger Eye Capital LLC and Benjamin S. Gambill may be deemed to beneficially own 10,720,926 Ordinary Shares.

CUSIP No.	L7579L106

1	NAME OF REPORTING PERSONS Tiger Eye Master Fund Ltd I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 98-0620295
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 9,224,679 Ordinary Shares 2,437 Ordinary Shares issuable upon exercise of Warrants(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,224,679 Ordinary Shares 2,437 Ordinary Shares issuable upon exercise of Warrants(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,224,679 Ordinary Shares 2,437 Ordinary Shares issuable upon exercise of Warrants(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% (1(2)(3)
12	TYPE OF REPORTING PERSON CO

(1)	As more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full conversion and exercise of such Warrants.

(2)	Based on 157,137,635 Ordinary Shares outstanding as of December 10, 2021, as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on December 14, 2021.

(3)	As of December 31, 2021, Tiger Eye Master Fund Ltd, Tiger Eye Opportunity Fund I LLC, and Tiger Eye Opportunity Fund II LLC (collectively the “Funds”) and Gambill Capital Management LLC owned an aggregate of 10,589,302 Ordinary Shares of the Issuer and Warrants, that upon exercise represent 131,624 Ordinary Shares, for a total of 10,720,926 Ordinary Shares. Benjamin S. Gambill is the Managing Member of Tiger Eye Capital LLC, and Tiger Eye Capital LLC is the investment manager of the Funds and Gambill Capital Management LLC, in which such shares referred to above are held. As a result, Tiger Eye Capital LLC and Benjamin S. Gambill possess the power to vote and dispose or direct the disposition of all the shares owned by the Funds and Gambill Capital Management LLC. Thus, Tiger Eye Capital LLC and Benjamin S. Gambill may be deemed to beneficially own 10,720,926 Ordinary Shares.

CUSIP No.	L7579L106

1	NAME OF REPORTING PERSONS Tiger Eye Opportunity Fund I LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 84-4498307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 516,500 Ordinary Shares 129,125 Ordinary Shares issuable upon exercise of Warrants(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 516,500 Ordinary Shares 129,125 Ordinary Shares issuable upon exercise of Warrants(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,500 Ordinary Shares 129,125 Ordinary Shares issuable upon exercise of Warrants(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (1)(2)(3)
12	TYPE OF REPORTING PERSON OO

(1)	As more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full conversion and exercise of such Warrants.

(2)	Based on 157,137,635 Ordinary Shares outstanding as of December 10, 2021, as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on December 14, 2021.

(3)	As of December 31, 2021, Tiger Eye Master Fund Ltd, Tiger Eye Opportunity Fund I LLC, and Tiger Eye Opportunity Fund II LLC (collectively the “Funds”) and Gambill Capital Management LLC owned an aggregate of 10,589,302 Ordinary Shares of the Issuer and Warrants, that upon exercise represent 131,624 Ordinary Shares, for a total of 10,720,926 Ordinary Shares. Benjamin S. Gambill is the Managing Member of Tiger Eye Capital LLC, and Tiger Eye Capital LLC is the investment manager of the Funds and Gambill Capital Management LLC, in which such shares referred to above are held. As a result, Tiger Eye Capital LLC and Benjamin S. Gambill possess the power to vote and dispose or direct the disposition of all the shares owned by the Funds and Gambill Capital Management LLC. Thus, Tiger Eye Capital LLC and Benjamin S. Gambill may be deemed to beneficially own 10,720,926 Ordinary Shares.

CUSIP No.	L7579L106

1	NAME OF REPORTING PERSONS Tiger Eye Opportunity Fund II LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 87-3400546
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 785,000 Ordinary Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 785,000 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 785,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5% (2)(3)
12	TYPE OF REPORTING PERSON OO

(2)	Based on 157,137,635 Ordinary Shares outstanding as of December 10, 2021, as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on December 14, 2021.

(3)	As of December 31, 2021, Tiger Eye Master Fund Ltd, Tiger Eye Opportunity Fund I LLC, and Tiger Eye Opportunity Fund II LLC (collectively the “Funds”) and Gambill Capital Management LLC owned an aggregate of 10,589,302 Ordinary Shares of the Issuer and Warrants, that upon exercise represent 131,624 Ordinary Shares, for a total of 10,720,926 Ordinary Shares. Benjamin S. Gambill is the Managing Member of Tiger Eye Capital LLC, and Tiger Eye Capital LLC is the investment manager of the Funds and Gambill Capital Management LLC, in which such shares referred to above are held. As a result, Tiger Eye Capital LLC and Benjamin S. Gambill possess the power to vote and dispose or direct the disposition of all the shares owned by the Funds and Gambill Capital Management LLC. Thus, Tiger Eye Capital LLC and Benjamin S. Gambill may be deemed to beneficially own 10,720,926 Ordinary Shares.

CUSIP No.	L7579L106

1	NAME OF REPORTING PERSONS Gambill Capital Management LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 82-3898514
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 63,123 Ordinary Shares 62 Ordinary Shares issuable upon exercise of Warrants(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 63,123 Ordinary Shares 62 Ordinary Shares issuable upon exercise of Warrants(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,123 Ordinary Shares 62 Ordinary Shares issuable upon exercise of Warrants(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.04% (1)(2)(3)
12	TYPE OF REPORTING PERSON OO

(1)	As more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full conversion and exercise of such Warrants.

(2)	Based on 157,137,635 Ordinary Shares outstanding as of December 10, 2021, as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on December 14, 2021.

(3)	As of December 31, 2021, Tiger Eye Master Fund Ltd, Tiger Eye Opportunity Fund I LLC, and Tiger Eye Opportunity Fund II LLC (collectively the “Funds”) and Gambill Capital Management LLC owned an aggregate of 10,589,302 Ordinary Shares of the Issuer and Warrants, that upon exercise represent 131,624 Ordinary Shares, for a total of 10,720,926 Ordinary Shares. Benjamin S. Gambill is the Managing Member of Tiger Eye Capital LLC, and Tiger Eye Capital LLC is the investment manager of the Funds and Gambill Capital Management LLC, in which such shares referred to above are held. As a result, Tiger Eye Capital LLC and Benjamin S. Gambill possess the power to vote and dispose or direct the disposition of all the shares owned by the Funds and Gambill Capital Management LLC. Thus, Tiger Eye Capital LLC and Benjamin S. Gambill may be deemed to beneficially own 10,720,926 Ordinary Shares.

CUSIP No.	L7579L106

1	NAME OF REPORTING PERSONS Benjamin S. Gambill I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 10,589,302 Ordinary Shares 131,624 Ordinary Shares issuable upon exercise of Warrants(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,589,302 Ordinary Shares 131,624 Ordinary Shares issuable upon exercise of Warrants(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,589,302 Ordinary Shares 131,624 Ordinary Shares issuable upon exercise of Warrants(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.04% (1)(2)(3)
12	TYPE OF REPORTING PERSON IN

(1)	As more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full conversion and exercise of such Warrants.

(2)	Based on 157,137,635 Ordinary Shares outstanding as of December 10, 2021, as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on December 14, 2021.

(3)	As of December 31, 2021, Tiger Eye Master Fund Ltd, Tiger Eye Opportunity Fund I LLC, and Tiger Eye Opportunity Fund II LLC (collectively the “Funds”) and Gambill Capital Management LLC owned an aggregate of 10,589,302 Ordinary Shares of the Issuer and Warrants, that upon exercise represent 131,624 Ordinary Shares, for a total of 10,720,926 Ordinary Shares. Benjamin S. Gambill is the Managing Member of Tiger Eye Capital LLC, and Tiger Eye Capital LLC is the investment manager of the Funds and Gambill Capital Management LLC, in which such shares referred to above are held. As a result, Tiger Eye Capital LLC and Benjamin S. Gambill possess the power to vote and dispose or direct the disposition of all the shares owned by the Funds and Gambill Capital Management LLC. Thus, Tiger Eye Capital LLC and Benjamin S. Gambill may be deemed to beneficially own 10,720,926 Ordinary Shares.

CUSIP No.	L7579L106

Item 1(a).		Name of Issuer: Perimeter Solutions, SA (the “Issuer”)

Item 1(b).		Address of Issuer’s Principal Executive Offices: 12E rue Guillaume Kroll, L-1882 Luxembourg Grand Duchy of Luxembourg

Item 2(a).

Name of Person Filing:

This Schedule 13G is being filed with respect to Ordinary Shares of the Issuer which are beneficially owned by Tiger Eye Capital LLC, Tiger Eye Master Fund Ltd., Tiger Eye Opportunity Fund I LLC, Tiger Eye Opportunity Fund II LLC, Gambill Capital Management LLC and Benjamin S. Gambill. As of December 31, 2021,
Tiger Eye Master Fund Ltd, Tiger Eye Opportunity Fund I LLC, and Tiger Eye Opportunity Fund II LLC (collectively the “Funds”) and Gambill Capital Management LLC owned an aggregate of 10,589,302 Ordinary Shares of the Issuer and Warrants, that upon exercise represent 131,624 Ordinary Shares, for a total of 10,720,926 Ordinary Shares. Benjamin S. Gambill is the Managing Member of Tiger Eye Capital LLC, and Tiger Eye Capital LLC is the investment manager of the Funds and Gambill Capital Management LLC, in which such shares referred to above are held. As a result, Tiger Eye Capital LLC and Benjamin S. Gambill possess the power to vote and dispose or direct the disposition of all the shares owned by the Funds and Gambill Capital Management LLC. Thus, Tiger Eye Capital LLC and Benjamin S. Gambill may be deemed to beneficially own 10,720,926 Ordinary Shares.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the reporting persons is 101 Park Avenue, 48th Floor, New York, NY 10178

Item 2(c).		Citizenship:
See Item 4 on the cover page(s) hereto.

Item 2(d).		Title of Class of Securities:
Ordinary Shares, nominal value $0.01 per share (“Ordinary Shares”)

Item 2(e).		CUSIP Number: L7579L106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No.	L7579L106

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2021, the Funds and Gambill Capital Management LLC owned an aggregate of 10,589,302 Ordinary Shares of the Issuer and 526,500 “Warrants”, that when exercised 4 to 1 convert to 131,624 Ordinary Shares, for a total of 10,720,926 Ordinary Shares. Benjamin S. Gambill is the Managing Member of Tiger Eye Capital LLC, and Tiger Eye Capital LLC is the investment manager of the Funds and Gambill Capital Management LLC, in which such shares referred to above are held. As a result, Tiger Eye Capital LLC and Benjamin S. Gambill possess the power to vote and dispose or direct the disposition of all the shares owned by the Funds and Gambill Capital Management LLC. Thus, Tiger Eye Capital LLC and Benjamin S. Gambill may be deemed to beneficially own 10,720,926 Ordinary Shares of the Issuer. Based on 157,137,635 Ordinary Shares outstanding as of December 10, 2021, as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on December 14, 2021.

CUSIP No .	L7579L106

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2022

Tiger Eye Capital LLC

By:	/s/ John Raniolo
Name:	John S. Raniolo
Title:	Chief Compliance Officer (“CCO”)

Tiger Eye Master Fund Ltd. By: Tiger Eye Capital LLC Its: Investment Adviser
Signature:	/s/ John Raniolo
Name:	John S. Raniolo
Title:	CCO of Tiger Eye Capital LLC

Tiger Eye Opportunity Fund I LLC

By: Tiger Eye Capital LLC Its: Investment Adviser
By:	/s/ John Raniolo
Name:	John S. Raniolo
Title:	CCO of Tiger Eye Capital LLC

Tiger Eye Opportunity Fund II LLC

By: Tiger Eye Capital LLC Its: Investment Adviser
By:	/s/ John Raniolo
Name:	John S. Raniolo
Title:	CCO of Tiger Eye Capital LLC

Gambill Capital Management LLC

By: Tiger Eye Capital LLC Its: Investment Adviser
By:	/s/ John Raniolo
Name:	John S. Raniolo
Title:	CCO of Tiger Eye Capital LLC

EXHIBIT INDEX

EXHIBIT 1:	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Members of Group